                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                 Schedule 13D
                   under the Securities Exchange Act of 1934

                         RENAISSANCE HOTEL GROUP N.V.
                           (Name of Subject Company)

                         MARRIOTT INTERNATIONAL, INC.
                                   (Bidder)

               Common Stock, Par Value 0.01 Netherlands Guilders
                        (Title of Class of Securities)

                                  N73689 10 6
                     (CUSIP Number of Class of Securities)

           G. Cope Stewart III, Esq.                        Copy to:
          Marriott International, Inc.               Jeffrey J. Rosen, Esq.
              10400 Fernwood Road,                     O'Melveny & Myers LLP
             6th Floor, Dept 52/923              555 13th St., N.W., Suite 500W
            Bethesda, Maryland 20817               Washington, D.C. 20004-1109
                (301) 380-9555                            (202) 383-5300
 (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and
      Communications on Behalf of Bidder)
                           CALCULATION OF FILING FEE
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Transaction Valuation/1/: $956,610,000      Amount of Filing Fee/2/: $191,322
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/1/ For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) all 30,100,000 outstanding shares of Common Stock of Renaissance Hotel Group N.V., and (ii) all 1,787,000 shares of Common Stock issuable pursuant to outstanding stock options, in each case at $30.00 net per share in cash.

/2/ The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Marriott International, Inc. for such shares.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    Not applicable  Filing Party:   Not Applicable
Form or registration no.:  Not applicable  Date Filed:     Not Applicable

                       (Continued on following page(s))

                            Schedule 14D-1 and 13D
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         CUSIP No.                 14D-1 AND 13D
        -----------
        N73689 10 6
        -----------
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              Marriott International, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]

                                                             (b) [X]
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3     SEC USE ONLY


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4     SOURCES OF FUNDS

              BK, WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                  [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON/*/

              16,368,000
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8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

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9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)/*/

              Approximately 54.37% of outstanding Shares; approximately 51.32% of aggregate outstanding Shares and options to purchase Shares.
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON

              CO, HC
--------------------------------------------------------------------------------

* On February 17, 1997, Marriott International, Inc. (the "Purchaser") entered into a Shareholder Agreement (the "Shareholder Agreement") with Diamant Hotel Investments N.V., a Netherlands Antilles corporation (the "Principal Shareholder"). Pursuant to the Shareholder Agreement, the Principal Shareholder has agreed, among other things, to tender and not withdraw its Shares in the Offer. Based upon representations made by the Principal Shareholder to the Purchaser, as of the date of the Shareholder Agreement, the Principal Shareholder held 16,368,000 Shares. Pursuant to the Shareholder Agreement, the Principal Shareholder has granted to the Purchaser an option to purchase all owned Shares at a price equal to the Offer Price. The option may be exercised during a six-month period commencing on a termination of the Acquisition Agreement dated as of February 17, 1997 by and between the Purchaser and the Company (the "Acquisition Agreement") pursuant to specified provisions therein. The option may be exercised if the Acquisition Agreement is terminated pursuant to provisions that permit such termination (i) by the Board of Managing Directors of the Company (the "Board"), if the Board has withdrawn its approval or recommendation of the Offer by reason of an Alternative Transaction Proposal (as defined in the Acquisition Agreement) and has paid to the Purchaser a fee of $27,500,000, and (ii) by the board of directors of the Purchaser, if the Board fails to issue, withdraws or materially adversely modifies its approval or recommendation of the Offer or recommends an Alternative Transaction Proposal (as defined in the Acquisition Agreement) to the stockholders of the Company, or adopts a resolution to effect any of the foregoing. Further, so long as the Purchaser is not in material breach of the Acquisition Agreement or the Shareholder Agreement, the option may be exercised if the Acquisition Agreement is terminated by either party thereto if the Offer has expired or been terminated and the Purchaser has not purchased Shares pursuant to the Offer and if at the expiration or termination of the Offer there is pending or outstanding an Alternative Transaction Proposal. The Shareholder Agreement is described more fully in Section 10 of the Offer to Purchase dated February 24, 1997 (the "Offer to Purchase") and is annexed as Exhibit (c)(2) to this Schedule 14D-1.

This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on
Schedule 13D with respect to the acquisition by the Purchaser of beneficial ownership of the Shares subject to the Shareholder Agreement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.


ITEM 1.      SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Renaissance Hotel Group N.V., a Netherlands limited liability company (the "Subject Company"). The address of the Subject Company's principal executive offices is c/o Renaissance Hotels International, 17th Floor, New World Tower II, 18 Queen's Road, Central, Hong Kong. The Company's Dutch registered office is in Amsterdam, The Netherlands.

     (b) This Statement on Schedule 14D-1 relates to the offer by Marriott International, Inc., a Delaware corporation (the "Purchaser"), to purchase all outstanding shares of common stock (the "Shares"), par value 0.01 Netherlands Guilders per share, of the Subject Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 1997 and in the related Letter of Transmittal (which together with any supplements or amendments thereto collectively constitute the "Offer"), at a purchase price of $30.00 per Share, net to the seller in cash. According to the Subject Company, as of February 17, 1997, 30,100,000 Shares of the Common Stock were outstanding, and 1,787,000 Shares were issuable upon exercise of outstanding options to purchase Shares. The information set forth in the Introduction and Section 1 ("Terms of the Offer") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 2.      IDENTITY AND BACKGROUND.

     (a)-(d), (g)     This Statement is being filed by the Purchaser.  The
information set forth in Section 8 ("Certain Information Concerning the Purchaser") of the Offer to Purchase annexed hereto as Exhibit (a)(1) and
Schedule I thereto is incorporated herein by reference.

     (e) and (f)      During the last five years, neither the Purchaser, nor any persons controlling the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.


ITEM 3.      PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
             COMPANY.

     (a)-(b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser"), Section 10 ("Background of the Offer; The Acquisition Agreement; The Shareholder Agreement; The Confidentiality Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 4.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ("Sources and Amounts of Funds") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 5.      PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; The Acquisition Agreement; The Shareholder Agreement; The Confidentiality Agreement"), Section 11 ("Purpose of the Offer; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

     (f)-(g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 6.      INTEREST IN SECURITIES OF SUBJECT COMPANY.

     (a)-(b) The information set forth in Section 8 ("Certain Information Concerning the Purchaser") of the Offer to Purchase annexed hereto as Exhibit
(a)(1) is incorporated herein by reference.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser"), Section 10 ("Background of the Offer; The Acquisition Agreement; The Shareholder Agreement; The Confidentiality Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 8.      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 17 ("Fees and Expenses") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 9.      FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in (i) Section 8 ("Certain Information Concerning the Purchaser") of the Offer to Purchase annexed hereto as Exhibit (a)(1), (ii) the Purchaser's Annual Report on Form 10-K for the year ended December 29, 1995 filed with the Commission pursuant to Rule 15d-2 of the Exchange Act (the "Purchaser 10-K") (Item 8. Financial Statements and Supplementary Data, pages 20-40) and (iii) the Purchaser's Quarterly Report on Form 10-Q for the quarter ended September 6, 1996 (the "Purchaser 10-Q") (Item 1. Financial Statements, pages 3-9), is incorporated herein by reference.

     The Purchaser 10-K and the Purchaser 10-Q should be available for inspection at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The information should also be available for inspection at the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005.


ITEM 10.     ADDITIONAL INFORMATION.

     (a) The information set forth in Section 10 ("Background of the Offer; The Acquisition Agreement; The Shareholder Agreement; The Confidentiality Agreement") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

     (b)-(c) The information set forth in the Introduction, Section 1 ("Terms of the Offer"), Section 10 ("Background of the Offer; The Acquisition Agreement; The Shareholder Agreement; The Confidentiality Agreement"), Section 12 ("Effect of the Offer on The Market for the Shares; Exchange Act Registration; Margin Regulations"), Section 16 ("Certain Legal Matters; Regulatory Approvals") and
Section 18 ("Miscellaneous") of the Offer to Purchase annexed hereto as Exhibit
(a)(1) is incorporated herein by reference.

     (d) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations") and
Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

     (e) The information set forth in Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, annexed hereto as Exhibit (a)(1), and the Letter of Transmittal, annexed hereto as Exhibit
(a)(2), is incorporated herein by reference.


ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS.

(a) (1)  Offer to Purchase dated February 24, 1997.
    (2)  Letter of Transmittal.
    (3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
    (4)  Notice of Guaranteed Delivery.
    (5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
    (6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
    (7)  Text of Press Release dated February 18, 1997.
    (8)  Summary Advertisement dated February 24, 1997.

(b) (1) Credit Agreement dated as of July 12, 1996 by and among Marriott International, Inc., Citibank, N.A., as Administrative Agent, and certain financial institutions (incorporated herein by reference to Exhibit 10 to the Purchaser's Quarterly Report on Form 10-Q for the quarter ended June 14, 1996).
    (2) Credit Agreement dated as of February 21, 1997 by and among Marriott International, Inc., Citibank, N.A., as Administrative Agent, and certain financial institutions.

(c) (1) Acquisition Agreement dated as of February 17, 1997 by and between Renaissance Hotel Group N.V. and Marriott International, Inc.
    (2) Shareholder Agreement dated as of February 17, 1997 by and between Diamant Hotel Investments N.V. and Marriott International, Inc.

    (3) Confidentiality Agreement dated as of January 10, 1997 by and between Renaissance Hotel Group N.V. and Marriott International, Inc.

(d) Not applicable

(e) Not applicable

(f) None

                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 February 24, 1997


                                 MARRIOTT INTERNATIONAL, INC.

                                 By: /s/ Michael A. Stein
                                    -----------------------
                                 Name:  Michael A. Stein
                                 Title: Executive Vice President and Chief
                                        Financial Officer

                              14D-1 EXHIBIT INDEX

EXHIBIT      DESCRIPTION
-------      -----------

(a) (1)      Offer to Purchase dated February 24, 1997.
    (2)      Letter of Transmittal.
    (3)      Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9
    (4)      Notice of Guaranteed Delivery.
    (5)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.
    (6)      Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.
    (7)      Text of Press Release dated February 18, 1997.
    (8)      Summary Advertisement dated February 24, 1997.

(b) (1)      Credit Agreement dated as of July 12, 1996 by and among Marriott
             International, Inc., Citibank, N.A., as Administrative Agent, and certain financial institutions (incorporated by reference to Exhibit 10 to the Purchaser's Quarterly Report on Form 10-Q for the quarter ended June 14, 1996).
    (2) Credit Agreement dated as of February 21, 1997 by and among Marriott International, Inc., Citibank, N.A., as Administrative
             Agent, and certain financial institutions.

(c) (1)      Acquisition Agreement dated as of February 17, 1997 by and between
             Renaissance Hotel Group N.V. and Marriott International, Inc.
    (2) Shareholder Agreement dated as of February 17, 1997 by and between Diamant Hotel Investments N.V. and Marriott International, Inc.
    (3) Confidentiality Agreement dated as of January 10, 1997 by and between Renaissance Hotel Group N.V. and Marriott International,
             Inc.

(d) Not applicable

(e) Not applicable

(f) None